                              POLICYHOLDER NOTICE

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                         INVESTMENT COMPANY BLANKET BOND

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA
           (A stock Insurance Company, herein Called the Underwriter)



DECLARATIONS
ITEM 1.     Name of Insured      Staar Investment Trust                                     BOND NUMBER

            Principal Address:   604 McKnight Park Drive                                     6214112

                                 Pittsburgh PA 15237

                                               (Herein called the Insured)

ITEM 2.     Bond Period From 12:01 a.m. on 6/30/2016 to 12:01 a.m. on 6/30/2017

            The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

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ITEM 3.     Limit of Liability
            Subject to Section 9, 10, and 12 hereof:

                                                                     Limit of Liability      Deductible Amount
            Insuring Agreement A  FIDELITY                           $250,000                $    0
            Insuring Agreement B  AUDIT EXPENSE                      $ 25,000                $5,000
            Insuring Agreement C  ON PREMISES                        $250,000                $5,000
            Insuring Agreement D  IN TRANSIT                         $250,000                $5,000
            Insuring Agreement E  FORGERY OR ALTERATION              $250,000                $5,000
            Insuring Agreement F  SECURITIES                         $250,000                $5,000
            Insuring Agreement G  COUNTERFEIT CURRENCY               $250,000                $5,000
            Insuring Agreement H  STOP PAYMENT                       $ 25,000                $5,000
            Insuring Agreement I  UNCOLLECTIBLE ITEMS OF DEPOSIT     $ 25,000                $5,000

OPTIONAL COVERAGES ADDED BY RIDER:

            Insuring Agreement J  COMPUTER SYSTEMS                   $250,000                $5,000
            Insuring Agreement K  UNAUTHORIZED SIGNATURES            $ 25,000                $5,000
            Insuring Agreement L  AUTOMATED PHONE SYSTEMS            Not Covered             Not Covered
            Insuring Agreement M  TELEFACSIMILE                      Not Covered             Not Covered

            If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
            Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

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ITEM 4.     Office or Premises Covered Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
            NO EXCEPTIONS

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ITEM 5.     The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
            103012(10/09), 103003(10/09), 89644(7/05), 103004(10/09), 103011(10/09), 91222(12/09),
            SR5538, 41206(9/84), 115903(10/13), 113022(10/12)

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ITEM 6.     The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

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ITEM 7.     Premium Amount: $1166.00
            FHFC-Florida Hurricane Fund: N/A
            Total Premium: $1166.00

====================================================================================================================================

Issue Date: 6/7/2016                            By: /s/ Deanna J. Cordea
                                                    ----------------------------
                                                    Authorized Representative

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                   RIDER NO. 1

         To be attached to and form part of Bond No. 6214112

in favor of STAAR INVESTMENT TRUST

effective as of 6/30/2016

In consideration of the premium charged for the attached bond, it is hereby agreed that:

         1. From and after the time this rider becomes effective the Insured under the attached bond are:

         STAAR INVESTMENT TRUST
         GENERAL BOND FUND
         SHORT TERM BOND FUND
         LARGER COMPANY STOCK FUND
         SMALLER COMPANY STOCK FUND
         INTERNATIONAL FUND
         ALTERNATIVE CATEGORIES FUND


         2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

         3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the insured.

         4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

         5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

         6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.


SR 5538

         7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

         8. This rider shall become effective as 12:01 a.m. on 6/30/2016

Signed, Sealed and dated



                                             By: /s/ Deanna J. Cordea
                                                 ------------------------------
                                                    Authorized Representative

SR 5538

This endorsement, effective at 12:01 AM  06/30/2016 forms a part of

Policy number  6214112

Issued to: Staar Investment Trust

By:  National Union Fire Ins of Pittsburgh

         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                         COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with the United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

           (C) American International Group, Inc. All rights reserved

                                        /s/ Deanna J. Cordea
                                        ----------------------------------
                                        AUTHORIZED REPRESENTATIVE

                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                      INSURING AGREEMENT J COMPUTER SYSTEMS


         To be attached to and form part of Bond No. 6214112 in favor of STAAR INVESTMENT TRUST

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)      entry of data into, or

(2)      change of data or programs within


a Computer System; provided the fraudulent entry or change causes

(a)      Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)      cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)    and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)      were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                               SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured


2.       As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b)      systems and application software,

(c)      terminal devices,

(d)      related communication networks or customer communication systems, and

(e)      related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.       The following portions of the attached bond are not applicable to this
         Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

(b)      Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
         LIABILITY

(c)      Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($250,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of FIVE THOUSAND DOLLARS ($5,000), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to vary, alter, waiver, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

14. This rider shall become effective at 12:01 a.m. Standard time on 06/30/2016


                                             By: /s/ Deanna J. Cordea
                                                -------------------------------
                                                    Authorized Representative

                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                              INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214112 in favor of STAAR INVESTMENT TRUST.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

                             UNAUTHORIZED SIGNATURES

         Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the insured as a signatory on such account.

(2) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(3) The Single Loss Limit of Liability for the coverage provided by this rider shall be TWENTY FIVE THOUSAND DOLLARS ($25,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(4) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of FIVE THOUSAND DOLLARS ($5000) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(5) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(6) The rider is effective as of 12:01 a.m. standard time on 06/30/2016 as specified in the bond.


                                             By: /s/ Deanna J. Cordea
                                                -------------------------------
                                                   Authorized Representative

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                OMNIBUS WORDING

This endorsement, effective at 12:01 AM 06/30/2016 forms a part of policy number 6214112

Issued to: Staar Investment Trust

It is agreed that:

1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, the Insured shall notify the Underwriter of such required increase in limits within 30 days of such increase in asset size and the Insured shall be entitled to receive from the Underwriter within 15 days of the Underwriter's receipt of such notice an offer for coverage hereunder for such increase in limits from the date of such increase in assets. Such coverage for increase in asset size shall be conditioned upon the Insured paying the Underwriter the required additional premium for such increase in limits, which additional premium shall be in amount determined in the sole and absolute discretion of the Underwriter.

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.


                                          By: /s/ Deanna J. Cordea
                                             ---------------------------
                                             AUTHORIZED REPRESENTATIVE

                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                            AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214112 in favor of STAAR INVESTMENT TRUST.

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and replacing it with the following:

         SECTION 13. TERMINATION

         The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

         This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

         This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

         The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

         This bond shall terminate

               a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

               b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

               c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.       This rider is effective as of 12:01 a.m. on 06/30/2016


                                       By: /s/ Deanna J. Cordea
                                           ----------------------------
                                            Authorized Representative

This rider, effective at 12:01 AM, 6/30/2016, forms a part of

Bond number: 6214112

Issued to: Staar Investment Trust

By: National Union Fire Insurance Company of Pittsburgh, PA

                  PROTECTED INFORMATION EXCLUSION (CARVEBACK)

This endorsement modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

In consideration of the premium charged, it is hereby understood and agreed that this policy does not cover loss resulting directly or indirectly from the: (i) "theft," disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

    (1) confidential or non-public; or

    (2) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of any money, securities or tangible property:

    (a) owned by the Insured;

    (b) held by the Insured in any capacity; or

    (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss;

that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

          ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

          (c) American International Group, Inc. All rights reserved.


                                            /s/ Christopher L. Sparro
                                           ----------------------------
                                            AUTHORIZED REPRESENTATIVE

115903(10/13)

This rider, effective at 12:01 AM, 6/30/2016, forms a part of

Bond number: 6214112

Issued to: Staar Investment Trust

By: National Union Fire Insurance Company of Pittsburgh, PA

                    INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

           (c)American International Group, Inc. All rights reserved.

                                             /s/ Christopher L. Sparro
                                           ----------------------------
                                            AUTHORIZED REPRESENTATIVE

113022(10/12)

Statement as to the period for which premiums have been paid

Name of Insured:   STAAR Investment Trust

Principal Address: 604 McKnight Park Drive
                   Pittsburgh, PA 15237

Bond Number:       6214112

The premiums have been paid for Bond Period from 12:01 a.m. on 6/30/16 to 12:01 a.m. on 6/30/17

Board Resolutions - The following Board Resolution was enacted by the Trustees:

     1.   The Trustees discussed the renewal of insurance and the Fidelity Bond.

               ACTION: Resolved that the Trustees, having reviewed the insurance and Fidelity Bond Application, hereby adopts the same and authorizes Andre Weisbrod to make applications. The resolution was proposed by Jeff Dewhirst, seconded by Andre Weisbrod and unanimously approved by the Trustees.

Respectfully submitted by:

/s/ Jeffrey A. Dewhirst
-------------------------------------
Jeffrey A. Dewhirst, Secretary

Date: 4/12/16

                          AGREEMENT AMONG JOINT INSURED

     This Agreement is made on the date entered below by and among the series of funds comprising the STAAR Trust, namely the General Bond Fund, the Short Term Bond Fund, the Larger Company Stock Fund, the Smaller Company Stock Fund, the International Fund and the Altcat Fund (each a Funds).

     WHEREAS, each Fund is named as an insured under a fidelity bond (the "Bond") Issued by National Union Fire Insurance Company of Pittsburgh, Pennsylvania (the "Insurer"); and;

     WHEREAS, each Fund desires to establish the criteria under which the Bond proceeds shall be allocated among the several Funds;

     NOW THEREFORE, it is agreed as follows;

     In the event that claims of loss of one or more of the Funds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under rule 17g-1 under the Investment Company Act of 1940.

     A copy of the Agreement and Declaration of Trust is on file with the Commonwealth of Pennsylvania and notice is hereby given that this instrument is executed on behalf of the Trustees of the STAAR Trust as trustees and not individually and that the obligations of this instrument are not binding on the Trustees or holders of shares of beneficial interests of and series of the Trust but are binding only upon the respective assets of each Fund.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their respective duly elected officers on the date entered below.

General Bond Fund                       International Fund


By /s/ J. Andre Weisbrod, TTEE          By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------      -------------------------------------


Short Term Bond Fund                    Altcat Fund


By /s/ J. Andre Weisbrod, TTEE          By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------      -------------------------------------


Larger Company Stock Fund


By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------


Smaller Company Stock Fund


By /s/ J. Andre Weisbrod, TTEE
   ----------------------------------